Exhibit (h)(8)(iii)

SCHEDULE B

TO THE FUND ACCOUNTING AGREEMENT

BETWEEN PROFUNDS AND BISYS FUND SERVICES OHIO, INC.

DATED JANUARY 1, 2004

FUND ACCOUNTING SERVICES

BISYS shall perform the following services in accordance with the services standards set forth in Schedule C attached hereto.

(a)	Maintenance of Books and Records. BISYS shall keep and maintain on behalf of the Trust all books and records which the Trust is, or may be, required to keep and maintain pursuant to any applicable statutes, rules and regulations, including without limitation Rules 31 a-1 and 31a-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), relating to the maintenance of books and records in connection with the services to be provided hereunder.

(b)	Performance of Daily Accounting Services. In addition to the maintenance of the books and records specified above, BISYS shall perform the following accounting services daily for each Fund in accordance with accounting principles generally accepted for investment companies :

(i)	Calculate the net asset value per share for each class utilizing prices obtained from the sources described in subsection (b)(ii) below;

(ii)	Obtain security prices from Board-approved independent pricing services, or when required pursuant the Fund’s pricing and valuation guidelines, obtain such prices from the Trust’s Board of Trustees or from the sources designated by the Board; provided, however, that BISYS shall not be responsible for determining any prices for securities or other instruments held by any of the Funds;

(iii)	Verify and reconcile with the Funds’ custodian all investment security and cash activity;

(iv)	Compute, for each share class, as appropriate, each Fund’s net investment income and capital gains, capital gain distribution factors, dividend payables, dividend factors, 7-day yields, 7-day effective yields, 30-day yields, SEC yield and weighted average portfolio maturity;

(v)	Review daily the net asset value calculation and dividend factor (if any) for each Fund share class prior to release to shareholders, check and confirm the net asset values and distribution/dividend factors for reasonableness, and distribute net asset values, distribution factors and yields to NASDAQ;

Report to the Trust’s Board on the weekly results of the marked to market valuation of each money market Fund with the comparison to the valuation made on the amortized cost basis;

(vii)	Determine unrealized appreciation and depreciation on securities that are “marked-to market”;

(viii)	Amortize premiums and accrete discounts on fixed income securities purchased;

(ix)	Calculate interest accruals based on current rates on variable interest rate instruments;

(x)	Post Fund and class transactions, including but not limited to capital share activity, income, expenses, and investment security activity, to appropriate general ledger accounts;

(xi)	Accrue expenses of each Fund according to instructions received from the Trust’s Administrator;

(xii)	Maintain original cost of investment securities, calculate realized gain/loss on investment transactions with pre-determined lot selection methodology, and accumulate in appropriate holding period category.

(xiii)	Post investment transactions on either Trade date or Trade date plus one, based on convention approved by Trust management. Note that on quarter-end this convention may be suspended, due to compliance or financial reporting purposes.

(xiv)	Verify daily change in performance matches underlying benchmark and/or reconcile variance with Investment Advisor.

(xv)	Provide requested data to reporting agencies, such as, Morningstar, Lipper, etc.

(xvi)	Provide access to financial data and reports through Fundlink or comparable remote/internet platform.

(xvii)	Determine the outstanding receivables and payables for all (1) security trades, (2) Fund share transactions, (3) income and expense accounts; and (4) other receivables/payables as necessary.

(xviii)	Provide accounting reports in connection with the Trust’s regular annual audit and other audits and examinations by regulatory agencies; and

(xix)	Provide such periodic reports as the parties shall agree upon.

(xx)	Calculate the Funds’ portfolio turnover rates.

(xxi)	Develop and monitor the Fund Accountants’ controls and procedures as necessary for the Trust’s Disclosure, Controls and Procedures and Internal Controls over Financial Reporting under the Sarbanes Oxley Act of 2002.

(xxii)	Record corporate actions (e.g.,, dividends, splits, spin-offs, mergers, etc.) based on available information in accordance with generally accepted accounting principles.

(c)	Special Reports and Services.

(i)	BISYS may provide additional special reports upon the request of the Trust or a Fund’s investment adviser.

(ii)	BISYS may provide such other similar services with respect to a Fund as may be reasonably requested by the Trust, which may result in an additional charge, the amount of which shall be agreed upon between the parties.

(d)	Additional Accounting Services. BISYS shall provide accounting information as may be reasonably appropriate for the following:

(i)	federal and state income tax returns and federal excise tax returns;

(ii)	the Trust’s semiannual reports with the Securities and Exchange Commission (“SEC”) on Form N-SAR and Form N-CSR;

(iii)	the Trust’s annual and semiannual shareholder reports;

(iv)	registration statements on Form N-1 A and other filings relating to the registration of shares;

(v)	the Administrator’s monitoring of the Trust’s status as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended;

(vi)	annual audit by the Trust’s auditors;

(vii)	examinations performed by the SEC; and

(viii)	meetings of the Board of Trustees.

SCHEDULE C

TO THE FUND ACCOUNTING AGREEMENT

BETWEEN PROFUNDS AND BISYS FUND SERVICES OHIO, INC.

DATED JANUARY 1, 2004

SERVICE STANDARDS

Pursuant to Section 1 of this Agreement, BISYS has agreed to perform the services described in this Agreement in accordance with the service standards set forth in this Schedule C. Such standards are contained on the page attached hereto. The parties agree that such service standards may be revised, from time to time, by mutual agreement.

These service standards are subject to all of the terms of the Agreement governing BISYS’ Services (including, without limitation, Section 5).

Function/Task	Standard Performance Measure	Standard

Accurate and timely NAVs to NASDAQ	All accurate NAVs to NASDAQ on a daily basis with the exceptions of: 1. NASDAQ acceptance issues 2. Vendor Issues (Pricing, TA, etc) 3. Trade date trades (equity, swap, future) received after 5:30pm EST	98.5%

Accurate NAVs to TA	All accurate NAVs to BISYS’ Transfer Agent system on a daily basis with exception of initial or revised information received after the interface has been completed from FA to TA.	99.8%

Accurate and timely NAVs to Insurance companies

All accurate NAVs to Insurance companies on a

daily basis with the exceptions of:

1.      Vendor Issues (Pricing, TA, etc)

2.      Trade date trades (equity, swap, future) received after 5:30pm EST

3.      Insurance company issues.

		99.8% accuracy 95% by 6:30pm EST delivery via FTP

NAV calculations are measured by total number of NAVs calculated monthly. With respect to the delivery of VP Fund NAVs, the delivery is measured by the availability of the relevant file on the BISYS FTP site.

Days where less than 50% of the nightly information is received prior to 5:00pm EST, the entire day is not figured into any performance calculation.

The required Standard (performance level) associated with a Function will be measured by dividing the total number of times that Function was correctly performed during the month by the total number of times that Function occurred during the month.

EXAMPLE: With respect to, the calculation of NAVs, assuming 22 business days and 9 non-money market funds in existence in Month 1, there should be 198 NAV calculations in Month 1. If there are 2 NAV errors in Month 1, the Performance Level for the month is 98.9% (196/198).

For purposes of the foregoing, a failure to perform a particular function properly includes only those failures for which BISYS would not be excused and for which BISYS would be responsible under the Agreement (including, without limitation, under Articles 5 and 9).

An inaccurate calculation of the NAV (an error greater than 1 cent per share of the net asset value) is considered one event and will only be counted on the day it first occurred, unless the source of the inaccuracy changes during the relevant period.

It is anticipated that the Funds would not wish to deliver an NAV to NASDAQ if the accuracy of the NAV is in question at the time it is necessary to transmit the NAV to NASDAQ. If BISYS has reason to believe that an NAV is or may be incorrect, it may either “withhold” the NAV from NASDAQ or “withdraw” an NAV previously submitted, in consultation with an appropriate representative of the Funds. In such event, BISYS shall not be deemed to have failed to report to NASDAQ by the applicable cut-off time.

Each performance standard set forth above in this Schedule C shall be measured quarterly. In the event that BISYS fails to meet a particular service standard in a calendar quarter, BISYS shall notify the Trust. If BISYS fails to meet the same standard in the next subsequent calendar quarter, BISYS shall notify the Trust, and the Trust shall then have the right to terminate this Agreement in its entirety under Section 4 of the Agreement, by written notice of termination to BISYS. In such event; notice of termination may be provided by the Trust to BISYS during the next calendar quarter subsequent to the calendar quarter in which BISYS failed to meet the standard for the second time.

For purposes of the foregoing, a failure to meet a standard means a failure by BISYS to meet the service standard under the terms of this Agreement governing BISYS’ Services in general, for which BISYS would not be excused and for which BISYS would be responsible under the Agreement (including, without limitation, under Section 5).

SCHEDULE D

TO THE FUND ACCOUNTING AGREEMENT

BETWEEN PROFUNDS AND BISYS FUND SERVICES OHIO, INC.

DATED JANUARY 1, 2004

FEE SCHEDULE

Fund Accounting Services

The Trust shall pay BISYS on the first business day of each month, or at such time(s) as BISYS shall request and the parties hereto shall agree, a Fund Accounting fee computed daily at the annual rate set forth below:

An annual base fee of One Million dollars ($1,000,000), subject to adjustment as set forth below (the “Base Fee”), plus the following asset based fees:

Ten one-hundredths of one percent (.10%) (10 basis points) of the Trust’s average daily net assets up to $1 billion.

Two and .75 one-hundredths of one percent (.0275%) (2.75 basis points) of the Trust’s average daily net assets in excess of $1 billion up to $2 billion.

One and .50 one-hundredth of one percent (.015%) (1.5 basis points) of the Trust’s average daily net assets in excess of $2 billion up to $3 billion.

.50 one-hundredths of one percent (.0050%) (0.5 basis points) of the Trust’s average daily net assets in excess of $3 billion up to $10 billion.

.375 one-hundredths of one percent (.00375%) (0.375 basis points) of the Trust’s average daily net assets in excess of $10 billion.

The Base Fee of $1,000,000 is based on the total number of Funds being in the anticipated range of 67 - 85 in the aggregate. In the event that the total number of Funds is not within the anticipated range, the Base Fee shall be adjusted as follows:

Total Funds,	Base Fee,
47-51	$720,000
52-56	790,000
57-61	860,000
62-66	930,000
86-90	1,100,000
91-95	1,200,000
96-100	1,300,000
101-106	1,400,000
107-112	1,500,000
113-118	1,600,000
119-124	1,700,000

In the event the total number of Funds is greater than 124 or less than 47, the Base Fee shall be renegotiated in good faith by the parties.

Notwithstanding the foregoing Base Fee and Asset-Based Fees, the monthly allocation of the fund accounting fee applicable to any Funds established after the date of this Agreement (“New Funds”) shall be subject to the following waivers during the months immediately following their commencement of operations, during the ongoing term of this Agreement, provided that no termination notice has been given:

Month	Rate of Waiver
0-3	100%
4 - 6	50%
7 and beyond	Waiver no longer applies

All fee waivers shall terminate upon the giving of any termination notice.